Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2008	2007
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$384,783	$472,741
Add (deduct):
Equity in earnings of unconsolidated entities	(66,361)	(69,860)
Distributions from unconsolidated entities	50,859	47,595
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(16,768)	(14,370)
	$352,513	$436,106
Add fixed charges:
Consolidated interest expense(1)	60,611	64,634
Interest portion (1/3) of consolidated rent expense	27,745	25,852
	$440,869	$526,592

FIXED CHARGES:
Consolidated interest expense(1)	$60,611	$64,634
Interest portion (1/3) of consolidated rent expense	27,745	25,852
	$88,356	$90,486

RATIO OF EARNINGS TO FIXED CHARGES	4.99	5.82

(1)  Interest expense on income tax contingencies is not included in fixed charges.